Exhibit 99.1

PTL Limited

(Incorporated in the British Virgin Islands with limited liability)

Notice of 2025 General Meeting of Shareholders

To Be Held on June 16, 2025, at 10:30 a.m., local time

NOTICE IS HEREBY GIVEN THAT the general meeting (the “Meeting” or “GM”) of the shareholders of PTL Limited (the “Company”) will be held at Room 1112, 11/F, C C Wu Building, 302-8 Hennessy Road, Wan Chai, Hong Kong, on June 16, 2025, at 10:30 a.m., local time. Eligible shareholders, directors, as well as duly appointed proxyholders will be able to attend, participate and vote at the Meeting.

The purpose of the Meeting is as follows:

1.	by a resolution of members, to change the maximum number of shares the Company is authorized to issue from unlimited shares of single class with no par value (the “Ordinary Shares”) to unlimited class A ordinary shares with no par value each (the “Class A Ordinary Shares”); and unlimited class B ordinary shares with no par value each (the “Class B Ordinary Shares”) by re-designating and re-classifying (the “Share Redesignation” and such proposal, the “Creation of A Dual Class Structure Proposal”):

i.	all the authorized and issued and outstanding Ordinary Shares held by existing shareholders of the Company as of the date hereof (except the 11,250,000 Ordinary Shares held by PTLE Limited), into Class A Ordinary Shares, each conferring the holder thereof one (1) vote per Class A Ordinary Share at a meeting of members of the Company or on any resolution of members and the other rights attached to it as set out in the second amended and restated memorandum and articles of association of the Company (the “Second Amended M&A”) to be adopted by the shareholders of the Company at the Meeting on a one for one basis provided that no Class A Ordinary Shares shall be convertible into Class B Ordinary Shares;

ii.	the 11,250,000 authorized and issued and outstanding Ordinary Shares held by PTLE Limited into 11,250,000 Class B Ordinary Shares, conferring the holder thereof fifty (50) votes per Class B Ordinary Share at a meeting of members of the Company or on any resolution of members and the other rights attached to it as set out in the Second Amended M&A to be adopted by the shareholders of the Company at the Meeting on a one for one basis provided that no Class B Ordinary Shares shall be convertible into Class A Ordinary Shares; and

iii.	the remaining authorized unlimited but unissued Ordinary Shares of single class into unlimited Class A Ordinary Shares and unlimited Class B Ordinary Shares.

2.	by a resolution of members, to amend and restate the Company’s amended and restated memorandum and articles of association by adopting the Second Amended M&A in the form attached as Exhibit 99.3 filed as part of the Form 6-K report containing the Notice of Meeting and Proxy Statement in its entirety and in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company to reflect the Share Redesignation and to authorize and instruct the registered agent of the Company to (i) file the necessary notice of amendment and the Second Amended M&A together with a copy (or any necessary extract) of the resolutions of members to be passed by the shareholders of the Company at the Meeting, with the Registry of Corporate Affairs of the British Virgin Islands (the “BVI Registrar”), and make any further relevant filings with the BVI Registrar as may be required to effect the Second Amended M&A; and (ii) update the register of members of the Company to reflect the Share Redesignation (the “M&A Amendment” and such proposal, the “M&A Amendment Proposal”).

3.	by a resolution of members, to approve that (a) the consolidation of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of not less than one (1)-for-ten (10) and not more than one (1)-for-eighty (80) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact effective date to be determined by the board of directors of the Company (the “Board of Directors”) in its sole discretion until June 30, 2026 (the “Share Consolidation”), provided that no fractional share shall arise from the Share Consolidation, be and is hereby approved; (b) the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share be and is hereby approved; and (c) the Board of Directors be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where applicable, as the Board of Directors considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact ratio within the Range and the exact effective date of the Share Consolidation and instructing the registered agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation (the “Share Consolidation Proposal”).

4.	by a resolution of members, to approve that subject to and conditional upon the passing of proposal 3 above in respect of the Share Consolidation, with effect from the effective date of the Share Consolidation, (a) the amendment of the Second Amended M&A to reflect the Share Consolidation be and is hereby approved; (b) the third amended and restated memorandum and articles of association of the Company (the “Third Amended M&A”) be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company and (c) any one director of the Company be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the Third Amended M&A and the transactions contemplated thereunder and to attend to or instruct the registered agent or transfer agent (as the case may be) of the Company to attend to (i) the necessary filing of notice of amendment and the Third Amended M&A together with a copy (or any necessary extract) of the resolutions of members to be passed by the shareholders of the Company at the Meeting and the subsequent board resolutions to be passed by the board of directors, with the BVI Registrar, and any further relevant filings with the BVI Registrar as may be required to effect the Third Amended M&A; and (ii) update the register of members of the Company to reflect the Share Consolidation (the “Subsequent M&A Amendment Proposal”).

5.	by a resolution of members, to approve to direct the chairman of the general meeting to adjourn the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 - 4 (the “Adjournment Proposal”).

The foregoing items of business are described in the proxy statement accompanying this notice. The Board of Directors unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors has fixed the close of business New York time on May 8, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the GM or any adjourned or postponed meeting thereof.

Please refer to the proxy form, which is attached to and made a part of this notice. The notice of GM includes a proxy card together with voting instruction. Holders of record of the Ordinary Shares of no par value at the close of business on the Record Date are entitled to vote at the GM and any adjourned or postponed meeting thereof.

Management is soliciting proxies. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are required to vote in accordance to the voting instruction (contained in the notice of the GM).

Holders of record of the Ordinary Shares as of the Record Date are cordially invited to attend the GM in person. Your vote is important. If you cannot attend the GM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible.

Date: May 28, 2025	PTL LIMITED

	By:	/s/ Ying Ying Chow
Ying Ying Chow Chief Executive Officer

PTL Limited

General Meeting of Shareholders

June 16, 2025

10:30 a.m., local time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of PTL Limited (the “Company”) is soliciting proxies for the general meeting of shareholders (the “Meeting” or “GM”) of the Company to be held on June 16, 2025, at 10:30 a.m. , local time. The Company will hold the Meeting at Room 1112, 11/F, C C Wu Building, 302-8 Hennessy Road, Wan Chai, Hong Kong, which shareholders will be able to attend in person. Shareholders will have an equal opportunity to participate at the Meeting and engage with the directors, management, and other shareholders of the Company online, regardless of their geographic location.

Eligible shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting in person. Beneficial shareholders who hold their Ordinary Shares (as defined below) through a broker, investment dealer, bank, trust corporation, custodian, nominee, or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guest, but will not be able to participate in or vote at the Meeting.

Only holders of the ordinary shares of no par value of the Company ( the “Ordinary Shares”) of record at the close of business on May 8,  2025 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. Members holding Ordinary Shares that represent in person or by proxy not less than 50% of the votes of the issued Ordinary Shares carrying the right to vote at the Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Ordinary Shares shall be entitled to one vote in respect of each Ordinary Share held by such holder on the Record Date.

After carefully reading and considering the information contained in this proxy statement, including the annexes, please vote your shares as soon as possible so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

PROPOSALS TO BE VOTED ON

The purpose of the Meeting is as follows:

1.	by a resolution of members: to change the maximum number of shares the Company is authorized to issue from unlimited shares of single class with no par value (the “Ordinary Shares”) to unlimited class A ordinary shares with no par value each (the “Class A Ordinary Shares”); and unlimited class B ordinary shares with no par value each (the “Class B Ordinary Shares”) by re-designating and re-classifying (the “Share Redesignation”, and such proposal, the “Creation of A Dual Class Structure Proposal”):

i.	all the authorized and issued and outstanding Ordinary Shares held by existing shareholders of the Company as of the date hereof (except the 11,250,000 Ordinary Shares held by PTLE Limited), into Class A Ordinary Shares, each conferring the holder thereof one (1) vote per Class A Ordinary Share at a meeting of members of the Company or on any resolution of members and the other rights attached to it as set out in the second amended and restated memorandum and articles of association of the Company (the “Second Amended M&A”) to be adopted by the shareholders of the Company at the Meeting on a one for one basis provided that no Class A Ordinary Shares shall be convertible into Class B Ordinary Shares;

ii.	the 11,250,000 authorized and issued and outstanding Ordinary Shares held by PTLE Limited into 11,250,000 Class B Ordinary Shares, conferring the holder thereof fifty (50) votes per Class B Ordinary Share at a meeting of members of the Company or on any resolution of members and the other rights attached to it as set out in the Second Amended M&A to be adopted by the shareholders of the Company at the Meeting on a one for one basis provided that no Class B Ordinary Shares shall be convertible into Class A Ordinary Shares; and

iii.	the remaining authorized unlimited but unissued Ordinary Shares of single class into unlimited Class A Ordinary Shares and unlimited Class B Ordinary Shares.

2.	by a resolution of members, to amend and restate the Company’s amended and restated memorandum and articles of association by adopting the Second Amended M&A in the form attached as Exhibit 99.3 filed as part of the Form 6-K report containing the Notice of Meeting and Proxy Statement in its entirety and in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company to reflect the Share Redesignation and to authorize and instruct the registered agent of the Company to (i) file the necessary notice of amendment and the Second Amended M&A together with a copy (or any necessary extract) of the resolutions of members to be passed by the shareholders of the Company at the Meeting, with the Registry of Corporate Affairs of the British Virgin Islands (the “BVI Registrar”), and make any further relevant filings with the BVI Registrar as may be required to effect the Second Amended M&A; and (ii) update the register of members of the Company to reflect the Share Redesignation (the “M&A Amendment” and such proposal, the “M&A Amendment Proposal”).

3.	by a resolution of members, to approve that (a) the consolidation of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of not less than one (1)-for-ten (10) and not more than one (1)-for-eighty (80) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact effective date to be determined by the board of directors of the Company (the “Board of Directors”) in its sole discretion until June 30, 2026 (the “Share Consolidation”), provided that no fractional share shall arise from the Share Consolidation, be and is hereby approved; (b) the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share be and is hereby approved; and (c) the Board of Directors be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where applicable, as the Board of Directors considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact ratio within the Range and the exact effective date of the Share Consolidation and instructing the registered agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation (the “Share Consolidation Proposal”).

4.	by a resolution of members, to approve that subject to and conditional upon the passing of proposal 3 above in respect of the Share Consolidation, with effect from the effective date of the Share Consolidation, (a) the amendment of the Second Amended M&A to reflect the Share Consolidation be and is hereby approved; (b) the third amended and restated memorandum and articles of association of the Company (the “Third Amended M&A”) be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company; and (c) any one director of the Company be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the Third Amended M&A and the transactions contemplated thereunder and to attend to or instruct the registered agent or transfer agent (as the case may be) of the Company to attend to (i) the necessary filing of notice of amendment and the Third Amended M&A together with a copy (or any necessary extract) of the resolutions of members to be passed by the shareholders of the Company at the Meeting and the subsequent board resolutions to be passed by the board of directors, with the BVI Registrar, and any further relevant filings with the BVI Registrar as may be required to effect the Third Amended M&A; and (ii) update the register of members of the Company to reflect the Share Consolidation (the “Subsequent M&A Amendment Proposal”).

5.	by a resolution of members, to approve to direct the chairman of the general meeting to adjourn the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 - 4 (the “Adjournment Proposal”).

The Board of Directors recommends a vote “FOR” Proposals No. 1, 2, 3, 4 and 5.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are required to vote in accordance to the voting instruction (contained in the notice of the GM).

Holders of record of the Ordinary Shares as of the Record Date are cordially invited to attend the GM in person. Your vote is important. If you cannot attend the GM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible.

PROPOSAL NO. 1

APPROVAL OF THE CREATION OF A DUAL CLASS STRUCTURE PROPOSAL

General

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company to approve, by a resolution of members, to change the maximum number of shares the Company is authorized to issue from unlimited shares of single class with no par value (the “Ordinary Shares”) to unlimited class A ordinary shares with no par value each (the “Class A Ordinary Shares”); and unlimited class B ordinary shares with no par value each (the “Class B Ordinary Shares”) by re-designating and re-classifying (the “Share Redesignation” and such proposal, the “Creation of A Dual Class Structure Proposal”):

i.	all the authorized and issued and outstanding Ordinary Shares held by existing shareholders of the Company as of the date hereof (except the 11,250,000 Ordinary Shares held by PTLE Limited), into Class A Ordinary Shares, each conferring the holder thereof one (1) vote per Class A Ordinary Share at a meeting of members of the Company or on any resolution of members and the other rights attached to it as set out in the second amended and restated memorandum and articles of association of the Company (the “Second Amended M&A”) to be adopted by the shareholders of the Company at the Meeting on a one for one basis provided that no Class A Ordinary Shares shall be convertible into Class B Ordinary Shares;

ii.	the 11,250,000 authorized and issued and outstanding Ordinary Shares held by PTLE Limited into 11,250,000 Class B Ordinary Shares, conferring the holder thereof fifty (50) votes per Class B Ordinary Share at a meeting of members of the Company or on any resolution of members and the other rights attached to it as set out in the Second Amended M&A to be adopted by the shareholders of the Company at the Meeting on a one for one basis provided that no Class B Ordinary Shares shall be convertible into Class A Ordinary Shares; and

iii.	the remaining authorized unlimited Ordinary Shares of single class into unlimited Class A Ordinary Shares and unlimited Class B Ordinary Shares.

Potential Effects and reasons for the proposal

Other than the fact that the maximum number of shares that the Company is authorized to issue will be changed from unlimited shares of single class with no par value to unlimited Class A Ordinary Shares with no par value each and unlimited Class B Ordinary Shares with no par value each, the proposed Share Redesignation will not affect in any way the validity or transferability of share certificates in respect of the Ordinary Shares issued and outstanding or the trading of the Company’s shares on the Nasdaq Capital Market.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting rights. Following effectiveness of the proposed Share Redesignation, each Class A Ordinary Share would be entitled to one vote and each Class B Ordinary Share would be entitled to fifty (50) votes  on all matters subject to vote at general meetings of the Company, and with such other rights, preferences, and privileges as set forth in the Second Amended M&A to be adopted by the shareholders of the Company at the Meeting. Class A Ordinary Shares are not convertible into Class B Ordinary Shares and Class B Ordinary Shares are not convertible into Class A Ordinary Shares under any circumstances.

Future issuances of Class B Ordinary Shares or securities convertible into Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of Ordinary Shares. However, the availability of additional shares of Class A Ordinary Shares for issuance could be used for various purposes including: (i) raising capital, if we have an appropriate opportunity, through offerings of Class A Ordinary Shares or securities that are convertible into Class A Ordinary Shares; (ii) expanding our business through potential mergers and acquisitions through issuance of Class A Ordinary Shares or securities that are convertible into Class A Ordinary Shares as consideration; and (iii) providing equity incentives to attract and retain key employees, officers or consultants of the Company.

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

APPROVAL OF

THE CREATION OF A DUAL CLASS STRUCTURE PROPOSAL

PROPOSAL NO. 2

APPROVAL OF THE M&A AMENDMENT PROPOSAL

On May 28,  2025, the Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval, the adoption of the Second Amended M&A in the form attached as Exhibit 99.3 filed as part of the Form 6-K containing the Notice of Meeting and Proxy Statement in its entirety and in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company to reflect the Share Redesignation and authorizing and instructing the registered agent of the Company to (i) file the necessary notice of amendment and the Second Amended M&A together with a copy (or any necessary extract) of the resolutions of members to be passed by the shareholders of the Company at the Meeting, with the BVI Registrar, and make any further relevant filings with the BVI Registrar as may be required to effect the Amended M&A; and (ii) update the register of members of the Company to reflect the Share Redesignation.

Summary of changes:

Pursuant to the Second Amended M&A, (i) the maximum number of shares the Company is authorized to issue shall be changed from unlimited shares of single class with no par value (the “Ordinary Shares”) to unlimited class A ordinary shares with no par value each (the “Class A Ordinary Shares”); and unlimited class B ordinary shares with no par value each (the “Class B Ordinary Shares”); (ii) the voting right attached to each Ordinary Share at a meeting of members of the Company or on any resolution of members shall be changed from one (1) vote to that each Class A Ordinary Share shall confer upon the holder thereof one (1) vote at a meeting of members of the Company or on any resolution of members and each Class B Ordinary Share shall confer upon the holder thereof fifty (50) votes at a meeting of members of the Company or on any resolution of members; (iii) Class A Ordinary Shares are not convertible into Class B Ordinary Shares and Class B Ordinary Shares are not convertible into Class A Ordinary Shares under any circumstances; and (iv) the quorum shall comprise present in person or by proxy not less than one-third (1/3) of the votes of the shares entitled to vote.

The Second Amended M&A reflecting the above change will substantially be in the form of Exhibit 99.3 filed as part of the Form 6-K report containing the Proxy Statement.

Resolutions

The Board of Directors proposes to solicit shareholder approval to effect the M&A Amendment. The resolution be put to the shareholders to consider and to vote upon at the Meeting in relation to the M&A Amendment is:

“IT IS HEREBY RESOLVED, as a resolution of members, that that the Company adopts the second amended and restated memorandum and articles of association of the Company (the “Second Amended M&A”) in the form attached as Exhibit 99.3 filed as part of the Form 6-K report containing the Notice of Meeting and Proxy Statement in its entirety and in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company to reflect the Share Redesignation and authorizes and instructs the registered agent of the Company to (i) file the necessary notice of amendment and the Second Amended M&A together with a copy (or any necessary extract) of these resolutions of members, with the Registry of Corporate Affairs of the British Virgin Islands (the “BVI Registrar”), and make any further relevant filings with the BVI Registrar as may be required to effect the Second Amended M&A; and (ii) update the register of members of the Company to reflect the Share Redesignation (the “M&A Amendment”).”

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

APPROVAL OF

THE M&A AMENDMENT PROPOSAL

PROPOSAL 3

APPROVAL OF THE SHARE CONSOLIDATION PROPOSAL

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company to approve, by a resolution of members, that (a) the consolidation of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of not less than one (1)-for-ten (10) and not more than one (1)-for-eighty (80) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact effective date to be determined by the Board of Directors in its sole discretion until June 30, 2026 (the “Share Consolidation”), provided that no fractional share shall arise from the Share Consolidation, be and is hereby approved; (b) the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share be and is hereby approved; and (c) the Board of Directors be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where applicable, as the Board of Directors considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact ratio within the Range and the exact effective date of the Share Consolidation and instructing the registered agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation.

The Share Consolidation must be passed by affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Meeting. If the shareholders approve this proposal, the Board of Directors will have the authority to effect the Share Consolidation. However, the actual implementation is contingent upon Board of Directors’ discretion and final decision.

Purpose and effects of the Share Consolidation

The Company’s Ordinary Shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “PTLE”. Among other requirements, the listing maintenance standards established by Nasdaq require the Ordinary Shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to the Nasdaq Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”), if the closing bid price of the Ordinary Shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the Ordinary Shares do not close at a minimum bid price of $1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the Ordinary Shares.

The Board of Directors’ primary objective in proposing the Share Consolidation is to raise the per share trading price of the Ordinary Shares of the Company. In particular, this will help us to maintain the listing of our Ordinary Shares on Nasdaq.

As of the Record Date, we were in compliance with Nasdaq’s minimum bid price requirement. The Board of Directors believes that the proposed Share Consolidation is a potentially effective means for us to maintain compliance with the Minimum Bid Price Rule and to avoid, or at least mitigate, the likely adverse consequences of our Ordinary Shares being delisted from Nasdaq by producing the immediate effect of increasing the bid price of our Ordinary Shares.

In the event the Ordinary Shares were no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to be traded on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board of Directors believes delisting of the Ordinary Shares would likely have a negative impact on the liquidity and market price of the Ordinary Shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board of Directors has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Ordinary Shares, and (ii) the liquidity and marketability of the Ordinary Shares. This could reduce the ability of holders of the Ordinary Shares to purchase or sell Ordinary Shares as quickly and as inexpensively as they have done historically. Furthermore, if the Ordinary Shares were no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Ordinary Shares, which may cause the market price of the Ordinary Shares to decline.

Trading of Ordinary Shares

When the Share Consolidation is implemented, the Ordinary Shares will begin trading on a post-consolidation basis on the effective date to be determined by the Board of Directors and will be announced by press release by the Company (the “Effective Date”). In connection with the Share Consolidation, the CUSIP number of Ordinary Shares (which is an identifier used by participants in the securities industry to identify Ordinary Shares) will change.

Fractional Shares

Where the consolidation of existing Ordinary Shares held by any one shareholder of the Company will result in a number which is not a whole number, the number of the consolidated Ordinary Shares to be held by such shareholder following and as a result of the Share Consolidation shall be rounded up to the next whole number (and the Company shall issue such fraction of a consolidated Ordinary Share as shall be necessary to achieve such whole number).

Authorized Shares and Adoption of New M&A

The Share Consolidation will affect the authorized shares the Company under the Second Amended M&A in effect at the time of Effective Date, and the Company will amend the Second Amended M&A and adopt the third amended and restated memorandum and articles of association to reflect the Share Consolidation.

Street Name Holders of Pre-Consolidation Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding existing Ordinary Shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding existing Ordinary Shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates by shareholders is not required. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the Effective Date. New certificates will not be mailed to shareholders.

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

APPROVAL OF

THE SHARE CONSOLIDATION PROPOSAL

PROPOSAL 4

THE SUBSEQUENT M&A AMENDMENT PROPOSAL

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company to approve, by a resolution of members, that subject to and conditional upon the passing of Proposal 3 above in respect of the Share Consolidation, with effect from the effective date of the Share Consolidation, (a) the amendment of the Second Amended M&A to reflect the Share Consolidation be and is hereby approved; (b) the third amended and restated memorandum and articles of association of the Company (the “Third Amended M&A”) be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company; and (c) any one director of the Company be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the Third Amended M&A and the transactions contemplated thereunder and to attend to or instruct the registered agent or transfer agent (as the case may be) of the Company to attend to (i) the necessary filing of notice of amendment and the Third Amended M&A together with a copy (or any necessary extract) of the resolutions of members to be passed by the shareholders of the Company at the Meeting and the subsequent board resolutions to be passed by the Board of Directors, with the BVI Registrar, and any further relevant filings with the BVI Registrar as may be required to effect the Third Amended M&A; and (ii) update the register of members of the Company to reflect the Share Consolidation.

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

APPROVAL OF

THE SUBSEQUENT M&A AMENDMENT PROPOSAL

PROPOSAL 5

THE ADJOURNMENT PROPOSAL

The adjournment proposal, if approved, will request the chairman of the General Meeting (who has agreed to act accordingly) to adjourn the General Meeting to a later date or dates to permit further solicitation of proxies. The adjournment proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the General Meeting to approve the proposals 1-4 in this proxy statement. If the adjournment proposal is not approved by our shareholders, the chairman of the meeting has the power to adjourn the General Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the General Meeting to approve the proposal.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE ADJOURNMENT PROPOSAL

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

Date: May 28, 2025	By order of the Board of Directors

/s/ Ying Ying Chow
Ying Ying Chow
Chief Executive Officer